EXHIBIT 12

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Nine Months Ended September 30, 2012

(In thousands)

Earnings
Net income before minority interest	$54,180
Equity earnings	(6,764)
Income distribution from equity investees	5,300
Minority interest in pretax income	(2,634)
Amortization of capitalized interest	395
Federal and state income taxes	32,828
Fixed charges	16,028
Total Earnings as Defined	$99,333

Fixed Charges
Interest expense on long-term debt and other	$14,332
Interest on rentals*	809
Amortization of debt issuance costs	489
AFUDC - borrowed funds	398
Total Fixed Charges	$16,028

Ratio of Earnings to Fixed Charges	6.20X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.